

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 21, 2007

<u>via Facsimile and U.S. Mail</u>

Mr. Devinder Randhawa
Chief Executive Officer
Strathmore Minerals Corporation
700-1620 Dickson Ave.,
Kelowna, B.C. Canada
V1Y 9Y2

  Re: Strathmore Minerals Corporation
    Amendment No. 1 to Registration Statement on Form 20-F
    Filed July 13, 2007
    File No. 0-52508

Dear Mr. Randhawa:

   We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

         Sincerely,

         H. Roger Schwall
         Assistant Director